News Release

Alexco Resource Reminds Shareholders of Voting
Cut-Off for Upcoming Shareholders Meeting

June 2, 2014 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) would like to remind shareholders they have until 1:30 pm (Vancouver Time) on Friday June 6, 2014 to vote their shares for the upcoming Annual General Meeting (“Meeting”) of Alexco shareholders to be held 1:30 pm (Vancouver Time) on Tuesday June 10, 2014.

Shareholders are urged to carefully read the information circular mailed to them in connection with the Annual General meeting. A copy of the information circular in addition to other meeting materials is available on SEDAR at www.sedar.com and on Alexco’s website at www.alexcoresource.com/s/agm.asp. Management of Alexco recommends a vote FOR all proposed resolutions.

Alexco is pleased that both Institutional Shareholder Services and Glass Lewis, independent proxy advisory firms who provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders, have recommended that shareholders vote FOR the 2014 Stock Option Plan and the new Restricted Share Unit Plan.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
PLEASE VOTE TODAY.

How to Vote and Shareholder Questions

Shareholders are strongly encouraged to vote over the internet at www.investorvote.com or following the instructions found on their form of proxy or voting instruction form.

Shareholders who have questions about the information contained in the Management Information Circular, have not received their proxy or voting instruction form, or require assistance with voting may contact Alexco’s Proxy Solicitor:

Laurel Hill Advisory Group
Toll free: 1-877-452-7184 or 416-304-0211 (collect)
Email: assistance@laurelhill.com

About Alexco: Alexco Resource Corp. holds substantially all of the historic, high grade Keno Hill Silver District located in Canada’s Yukon Territory, including the Bellekeno silver mine. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact:

Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada